Service

Expertise

Integrity

Exhibit 99.1

Northern Trust Corporation

Frederick H. Waddell
Chairman
& Chief Executive Officer

Goldman Sachs US Financial Services Conference

Goldman Sachs Conference Center
New York, New York
December 7, 2010

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our 2009 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ Excellent Strategic Positioning
- ☑ Spotlight on:
  - ***Wealth Advisory***
  - ***Australasia***
  - ***Investment Program Solutions***

Northern Trust

Service Expertise Integrity

Service

Expertise

Integrity

Excellent Strategic Positioning

Northern Trust

Client Centric, Highly Focused Business Model

Founded in 1889, Northern Trust Corporation is a global leader in asset management and asset servicing for institutional and personal clients.

Personal Financial Services:
Leading advisor to affluent market

- $149 billion AUM
- $349 billion AUC

Corporate & Institutional Services:
Leading global custodian

- $3.6 trillion AUC
- $508 billion AUM

Northern Trust Global Investments:
Leading asset manager for personal & institutional clients

- $657 billion AUM

Operations & Technology:
Integrated global operating platform

- Serving personal and institutional clients
- $1.3 billion in technology spending, 2007-2009



Personal Clients
Asset Servicing
$3.9T Assets Under Custody
Asset Management
$657B Assets Under Mgmt.
Institutional Clients
Integrated Operations & Technology Platform

As of September 30, 2010

Northern Trust

Service Expertise Integrity

Client Centric, Highly Focused Business Model

The strategic businesses that Northern Trust has focused on – consistently for many years – continue to offer compelling and attractive growth opportunities

- **Excellent strategic positioning**
- **Outstanding client base**
- **Strong and supportive demographic trends**
- **Continued globalization fueling international growth**
- **Attractive profitability dynamics**



Asset Servicing
$3.9T Assets Under Custody
Personal Clients
Institutional Clients
Asset Management
$657B Assets Under Mgmt.
Integrated Operations & Technology Platform

As of September 30, 2010

Positioned Globally for Growth

Personal Financial Services

Extensive Reach in Affluent Market

Network of PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.



Corporate & Institutional Services

Strategically Positioned in Three Dynamic Regions

North America | **Europe, Middle East & Africa** | **Asia Pacific**



Northern Trust Global Investments

Diversified, World Class Investment Manager

Across Asset Classes



Short Duration $225 Billion (34%)
Equities $287 Billion (44%)
Other $13 Billion (2%)
Fixed Income $132 Billion (20%)

Across Client Segments



Personal $149 Billion
Institutional $508 Billion

Across Styles



Active $318 Billion (48%)
Other $13 Billion (2%)
Index $287 Billion (44%)
Manager of Managers $39 Billion (6%)

As of September 30, 2010

Service

Expertise

Integrity

Client Spotlight

Northern Trust

Spotlight on: *Wealth Advisory*

Northern Trust provides comprehensive financial advice and solutions delivered by a dedicated team of multi-disciplinary professionals.


Bank A
Broker B
Asset Manager C
STRENGTH & STABILITY
Asset Servicing
Investment Management
Retired East Coast Executive
Banking Services
Financial Planning
Trust Services
TECHNOLOGY & INNOVATION

Spotlight on: *Australasia*



Recent success in Australia and New Zealand exhibits Northern Trust's ability to expand globally into strategically important markets.

futurefund

QIC
Dynamic Investment Solutions

NEW ZEALAND SUPERANNUATION FUND



Northern Trust

Spotlight on: *Investment Program Solutions*

ABA Retirement Funds™

$4.0 Billion
3,800 Plans
39,000 Participants

Northern Trust - Trustee

Investment Program Development and Oversight

Manager Selection
Fund Construction
Performance Measurement

Investment Management
- Open architecture
- Broad set of implementation options

Custody
- Asset servicing
- Reporting

Fund Administration
- Fund accounting
- Regulatory reporting

As of September 30, 2010

Service Expertise Integrity

Concluding Thoughts

Northern Trust

Strategically Positioned for Growth

Market Leader in Focused Businesses

- Largest Personal Trust provider in the United States
- Best Private Bank in North America (*Financial Times*, November 2010 and 2009)
- Best Global Investor Services House (*Euromoney*, July 2010)
- One of the largest Fund Administrators in Ireland and Guernsey
- 11th largest manager of worldwide institutional assets (*Pensions & Investments*, May 2010)

Strong History of Organic Growth

- Global custody assets CAGR of 20% 1999 - 3Q2010
- Net new business up 18% year-to-date versus prior year
- Continuing to invest in the business

Distinctive Financial Strength

- 87% of securities portfolio rated triple A
- NPAs to loans relatively low at 1.35%
- Tier 1 Common Equity ratio of 12.7%
- 96% of total Tier 1 Capital is Tier 1 Common Equity

Invested & Experienced Management Team

- Combined service at Northern Trust of 189 years

As of September 30, 2010

Northern Trust

Service

Expertise

Integrity

Northern Trust Corporation

Frederick H. Waddell

Chairman

& Chief Executive Officer

Goldman Sachs US Financial Services Conference

Questions?

Northern Trust